FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

State the full name and address of the company and the address of its principal office in Canada.

Bema Gold Corporation ("Bema" or the "Company")
Suite 3100, Three Bentall Centre
595 Burrard Street Vancouver, B.C. V7X 1J1
Telephone: (604) 681-8371

Item 2:	Date of Material Change October 25, 2004

Item 3:

News Release

The News Release was disseminated on October 25, 2004 to the Toronto Stock Exchange, the American Stock Exchange and the Alternative Investment Market of the London Stock Exchange as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4:

Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Bema Gold Corporation (TSX / AMEX: BGO, AIM: BAU) announced the completion of a non-brokered flow through private placement. Bema has issued 1,250,000 flow through shares at a price of $4.00 per share for gross proceeds of $5 million. The shares were priced at a 27.4% percent premium to the September 9, 2004 closing price of $3.14. Proceeds from this financing will be used for exploration at the high-grade Monument Bay gold property in northeastern Manitoba.

Item 5:

Full Description of Material Change

Bema Gold Corporation announced the completion of a non-brokered flow through private placement. Bema has issued 1,250,000 flow through shares at a price of $4.00 per share for gross proceeds of $5 million. The shares were priced at a 27.4% percent premium to the September 9, 2004 closing price of $3.14. Proceeds from this financing will be used for exploration at the high-grade Monument Bay gold property in northeastern Manitoba.

Certain directors and officers of Bema participated in the non-brokered private placement, purchasing an aggregate total of 140,000 flow-through shares. Such directors disclosed to the board of directors of Bema their interest in the non-brokered private placement and abstained from voting on the transaction. The private placement was approved by the independent directors of Bema.

By virtue of the participation of the Bema directors and officers in the private placement, the private placement constitutes a related party transaction under Ontario Securities Commission Rule 61-501 (Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions) (the “Rule”). However, as the fair market value of the flow-through shares issued to such directors and officers did not exceed 25% of Bema’s market capitalization as calculated in accordance with the Rule, the private placement is exempt from the valuation and minority shareholder approval requirements of the Rule.

Item 7:	Omitted Information Not applicable

Item 8:

Executive Officers

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, Vice President of Administration, Secretary and General Counsel
Suite 3100, Three Bentall Centre
595 Burrard Street Vancouver, B.C. V6E 4S3
Telephone: (604) 681-8371

Item 9:	Date of Report

DATED at Vancouver, British Columbia, this 26th day of October, 2004.

News Release

Bema Completes CDN$5 Million Non-Brokered Flow Through Private Placement

Vancouver, October 25, 2004 - Bema Gold Corporation (TSX / AMEX: BGO, AIM: BAU) is pleased to announce the completion of a non-brokered flow through private placement. Bema has issued 1,250,000 flow through shares at a price of $4.00 per share for gross proceeds of $5 million. The shares were priced at a 27.4 % percent premium to the September 9, 2004 closing price of $3.14. Proceeds from this financing will be used for exploration at the high-grade Monument Bay gold property in northeastern Manitoba.

All dollar figures are stated in Canadian dollars unless otherwise indicated.

For further information please contact Bema Gold:

Ian MacLean	Derek Iwanaka
Manager, Investor Relations	Investor Relations
604-681-8371, investor@bemagold.com	604-681-8371, investor@bemagold.com

On Behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”
Chairman, C.E.O., & President

Bema Gold Corporation trades on The Toronto Stock Exchange and the American Stock Exchange. Symbol: BGO. Bema shares also trade on the London Stock Exchange’s Alternative Investment Market(AIM). Symbol: BAU.

This news release is not for dissemination in the United States or through U.S. newswire services.

Some of the statements contained in this release are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company's projections regarding annual gold production in future periods. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company's Form 40-F Annual Report for the year ended December 31, 2003, which has been filed with the Securities and Exchange Commission, and the Company's Renewal Annual Information Form for the year ended December 31, 2003, which is an exhibit to the Company's Form 40-F and is available under the Company's name at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.